[redacted]

SEC 10028969 MISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 39085 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rice Securities, LLC
d/b/a Rice Financial Products Company

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street, 40th Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs & Veselka & Co.
(Name – *if individual, state last, first, middle name*)

6575 West Loop South, Suite 700 (Address) Bellaire (City) TX (State) 77401 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
120

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Michael C. Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rice Securities, LLC, d/b/a Rice Financial Products Company, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STACY ALMEYDA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AL6201313
Qualified in Kings County
My Commission Expires February 17, 2013

Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Rice Securities, LLC.
# (Formerly Apex Securities, Inc.) and Subsidiaries
# dba Rice Financial Products Company

Consolidated Statements of Financial Condition
For the Years Ended December 31, 2009 and 2008

# Contents

Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

To the Member
Rice Securities, LLC (formerly Apex Securities, Inc.) and Subsidiaries
dba Rice Financial Products Company
New York, New York

## Independent Auditors' Report

We have audited the accompanying consolidated statements of financial condition of Rice Securities, LLC (formerly Apex Securities, Inc.) and Subsidiaries dba Rice Financial Products Company (the "Company") as of December 31, 2009 and 2008. The consolidated statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the consolidated statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the consolidated financial position of Rice Securities, LLC (formerly Apex Securities, Inc.) and Subsidiaries dba Rice Financial Products Company as of December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

Briggs & Veselka Co.

Briggs & Veselka Co.
A Professional Corporation
Certified Public Accountants

February 25, 2010

RICE SECURITIES, LLC (FORMERLY APEX SECURITIES, INC.) AND SUBSIDIAIRIES
DBA RICE FINANCIAL PRODUCTS COMPANY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

| ASSETS | 2009 | 2008 |
|---|---|---|
| Cash and cash equivalents | $ 901,647 | $ 96,795 |
| Accounts receivable, net of allowance of $-0- at December 31, 2009 and 2008 | 1,121,601 | 114,170 |
| Related party receivable | 1,067,975 | 1,771,257 |
| Deposits with clearing organizations | 1,782,745 | 827,006 |
| Deferred tax asset | - | 5,247 |
| Income tax receivable | 77,010 | - |
| Other assets | 87,834 | 86,636 |
| TOTAL ASSETS | $ 5,038,812 | $ 2,901,111 |

| LIABILITIES, SUBORDINATED BORROWINGS, AND STOCKHOLDER'S DEFICIT AND MEMBER'S EQUITY | 2009 | 2008 |
|---|---|---|
| LIABILITIES | | |
| Accounts payable and accrued liabilities | $ 918,211 | $ 595,718 |
| SUBORDINATED BORROWINGS | 2,676,505 | 2,525,257 |
| STOCKHOLDER'S DEFICIT AND MEMBER'S EQUITY | | |
| Common stock – $.20 par value; 10,000,000 shares authorized; 101,719 shares issued and outstanding | - | 20,344 |
| Accumulated deficit | - | (240,208) |
| Member's equity | 1,444,096 | - |
| TOTAL STOCKHOLDER'S DEFICIT AND MEMBER'S EQUITY | 1,444,096 | (219,864) |
| TOTAL LIABILITIES, SUBORDINATED BORROWINGS, STOCKHOLDER'S DEFICIT AND MEMBER'S EQUITY | $ 5,038,812 | $ 2,901,111 |

*The accompanying notes are an integral part of these consolidated statements of financial condition.*

## NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Organization

Rice Securities, LLC dba Rice Financial Products Company (the "Company") was formed on June 15, 2009. Prior to June 15, 2009, the Company's legal name was Apex Securities Inc., which was incorporated on November 5, 1987 under the laws of the State of Texas. On June 15, 2009, the Company converted from a C corporation to a limited liability company and processed a legal name change to Rice Securities, LLC. The Company has operated under the laws of the State of Delaware since June 15, 2009.

The Company is a wholly-owned subsidiary of Rice Derivative Holdings, LP ("Rice"). The Company has operated using the dba Rice Financial Products Company since March 8, 2007. The Company is registered as a broker/dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company participates in municipal bond underwritings, provides financial advisory services, and acts as a broker in securities. The Company trades on a fully disclosed basis through a contract with a clearing organization.

In June 2009, the Company formed two wholly-owned subsidiaries, Rice Capital Access Program, LLC and Rice Capital Marketing and Servicing, LLC. In combination, these entities provide various managerial and administrative services and assistance to the United States Department of Education with respect to its Historically Black College and University Capital Financing Program.

### Summary of Significant Accounting Policies

A. Consolidation

The Company maintains the accounts on the accrual method of accounting in accordance with generally accepted accounting principles. All material intercompany transactions and accounts have been eliminated in consolidation.

B. Use of Estimates

The preparation of consolidated statements of financial conditions in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statements of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Summary of Significant Accounting Policies (Continued)

C. Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with original maturities of ninety (90) days or less that are not pledged or otherwise restricted to be cash equivalents.

D. Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms requiring payment within sixty (60) days from the invoice date. Receivables are recorded when invoices are issued and are presented in the consolidated statements of financial condition net of the allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts based on various factors with an emphasis on the age of past due accounts. The allowance for doubtful accounts was $-0- at December 31, 2009 and 2008.

E. Trading Activity

Securities transactions and all related revenues and expenses are recorded in the accounts on a trade-date basis. Municipal underwriting revenues and commissions are recognized when earned, which is generally on completion of the project. These fees are management's best estimate of amounts to be collected at settlement of the underwriting.

F. Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated statements of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Effective June 15, 2009, the Company is treated as a partnership for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the individual member reports his share of the Company's income or loss on his personal income tax returns.

## NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Summary of Significant Accounting Policies (Continued)

F. Income Taxes (Continued)

Effective January 1, 2009, the Company adopted the provisions of the Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109*, which provides guidance on ASC 740, *Income Taxes*, for how uncertain tax positions should be recognized, measured, presented and disclosed in the consolidated statements of financial condition. The FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's consolidated statements of financial condition to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax positions with respect to tax at the partnership level not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense in the current year. The Company has concluded the adoption of this guidance had no impact on the operations of the Company for the year ended December 31, 2009, and no provision for income tax related to this guidance is required in the Company's consolidated statements of financial condition.

G. Adoption of New Accounting Standards

In June 2009, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (the "Codification"). This standard replaces SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*, and establishes only two levels of U.S. generally accepted accounting principles ("GAAP"), authoritative and nonauthoritative.

The FASB Accounting Standards Codification ("ASC") has become the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other nongrandfathered, non-SEC accounting literature not included in the Codification will become nonauthoritative. This standard was effective for consolidated statements of financial condition for interim or annual reporting periods ending after September 15, 2009. The adoption of the Codification changed the Company's references to GAAP accounting standards but did not impact the Company's results of operations, financial position or liquidity.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Summary of Significant Accounting Policies (Continued)

G. Adoption of New Accounting Standards (Continued)

Effective January 1, 2008, the Company adopted the provisions of ASC 820, *Fair Value Measurements and Disclosures* (formerly SFAS 157, *Fair Value Measurements),* which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. Adoption of the ASC 820 fair value provision did not have a material impact on the Company's consolidated financial position or results of operations.

Under ASC 820, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.

- Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At December 31, 2009, the Company had no assets or liabilities recorded at fair value on a recurring or nonrecurring basis.

## NOTE 3 – INCOME TAXES (CONTINUED)

The Company files income tax returns in the U.S. federal jurisdiction, and nine state jurisdictions. The Company is no longer subject to U.S. federal and state examinations by tax authorities for years before December 31, 2001. At December 31, 2009, the Company's tax returns open for review by taxing authorities were 2002 to 2009 for federal and 2006 to 2009 for various State filings.

## NOTE 4 – COMMITMENTS

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts that may have settlement dates several weeks after trade date. Revenues and expenses related to such contracts are recognized on the trade date. There were no open underwriting commitments at December 31, 2009 and 2008.

The Company leases office facilities and equipment under noncancelable operating leases expiring through October 2012. The office facilities agreement requires the Company to pay its pro rata share of certain operating expenses in excess of a specific amount. Lease expense at December 31, 2009 and 2008 was $329,303 and $244,851, respectively. At December 31, 2009, future minimum rental commitments on such leases are as follows:

| For the Year Ending December 31, | Amount |
|---|---|
| 2010 | $ 47,763 |
| 2011 | 30,685 |
| 2012 | 20,733 |
| TOTAL | $ 99,181 |

## NOTE 5 – CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. The Company places its temporary cash investments with financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company monitors the financial condition of the bank and has experienced no losses associated with these accounts. In accordance with the Economic Stabilization Act of 2008, on October 3, 2008, FDIC deposit insurance temporarily increased from $100,000 to $250,000 per depositor for interest-bearing accounts and one hundred percent (100%) for noninterest-bearing accounts through December 31, 2009. Starting January 1, 2010, the Company's bank will ensure all interest and noninterest-bearing accounts up to $250,000 through December 31, 2013. As of December 31, 2009, balances with financial institutions exceeded the federally insured limit by $720,638. At December 31, 2008, the Company had no uninsured cash.

## NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company also maintains certain brokerage accounts which are insured by the Securities Industry Protection Corporation ("SIPC") on amounts up to $500,000. At December 31, 2009 and 2008, the Company had brokerage account balances in excess of the SIPC limit of $1,282,745 and $227,006 respectively.

## NOTE 6 – SUBORDINATED BORROWINGS

At December 31, 2009 and 2008, the borrowings under subordination agreements from Rice, the Company's parent, including accrued interest are as follows:

| | **2009** | 2008 |
|---|---|---|
| SUBORDINATED BORROWINGS AT BEGINNING OF YEAR | **$ 2,525,257** | $ 2,374,007 |
| Increase: | | |
| Accrued interest | **151,248** | 151,250 |
| SUBORDINATED BORROWINGS AT END OF YEAR | **$ 2,676,505** | $ 2,525,257 |

The subordinated borrowings are available in computing net capital under SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

## NOTE 7 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to computed regulatory net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2009, the Company had net capital of $1,974,369, which exceeds its required net capital of $100,000 by $1,874,369. The Company's ratio of aggregate indebtedness to net capital was 1.47 to 1 at December 31, 2009.

## NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has accounts receivable from Rice, resulting from various transactions including fees due under a management service agreement. The amounts due from Rice of $1,067,975 and $1,771,257 at December 31, 2009 and 2008, respectively, are included in related party receivable in the accompanying consolidated statements of financial condition.

## NOTE 9 – CONTINGENCIES

The Company is involved in certain claims and lawsuits in the normal course of business. As of December 31, 2009, and 2008, management was not aware of any legal proceedings that would have a material adverse impact on the Company's financial condition or results of operations.

## NOTE 10 – RULE 15c3-3

The Company is exempt from Rule 15c3-3 under Subsection (k)(2)(ii). Under this exemption, the *Computation for Determination of Reserve Requirements* and *Information Relating to the Possession of Control Requirements* are not required.

## NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2010, the date which the consolidated statements of financial condition were available to be issued.